Filed Pursuant to Rule 433

Registration Statement No. 333-213416

April 20, 2017

Murphy Oil USA, Inc.

Pricing Term Sheet

$300,000,000 5.625% Senior Notes due 2027

This pricing term sheet dated April 20, 2017 to the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) dated April 20, 2017 of Murphy Oil USA, Inc. is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this pricing term sheet and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Murphy Oil USA, Inc.
Guarantors:	Murphy USA Inc. (parent) and certain subsidiaries of Murphy USA Inc.
Security Description:	Senior Unsecured Notes
Distribution:	SEC Registered
Size:	$300,000,000
Gross Proceeds:	$300,000,000
Use of Proceeds:	The Issuer expects the net proceeds to be approximately $295 million, after deducting underwriting discounts and other estimated expenses of the offering that are payable by the Issuer. The Issuer intends to use the first $250 million of net proceeds for general corporate purposes, and any net proceeds in excess thereof to pay down amounts outstanding under the Issuer’s Senior Credit Agreement. At December 31, 2016, after giving effect to the offering of the notes and the use of proceeds therefrom, the Issuer and the guarantors would have had approximately $937 million of total indebtedness outstanding, of which $136 million was secured indebtedness under the Issuer’s Senior Credit Agreement.
Maturity Date:	May 1, 2027
Coupon:	5.625%
Issue Price:	100.000% of face amount, plus accrued interest from April 25, 2017
Yield to Maturity:	5.625%
Spread to Benchmark Treasury:	+338 basis points
Benchmark Treasury:	UST 2.25% due February 15, 2027
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2017
Record Dates:	April 15 and October 15
Equity Clawback:	Up to 35% prior to May 1, 2020 at 105.625%, if at least 65% of the aggregate principal amount of the notes remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of such equity offering

Optional Redemption:	Make-whole call @ Treasury Rate +50 basis points prior to May 1, 2022, then:
On or after:	Price:
May 1, 2022	102.813%
May 1, 2023	101.875%
May 1, 2024	100.938%
May 1, 2025 and thereafter	100.000%
Change of Control:	Putable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase
Pricing Date:	April 20, 2017
Settlement Date:	April 25, 2017 (T+3)
CUSIP / ISIN:	626738 AD0 / US626738AD06
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Ratings*:	Ba2 / BB+
Lead-Left Bookrunner:	J.P. Morgan Securities LLC
Joint Book-Running Manager:	Stephens Inc.
Senior Co-Managers:	Regions Securities LLC
RBC Capital Markets, LLC
Fifth Third Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
BB&T Capital Markets, a division of BB&T Securities LLC
PNC Capital Markets LLC
UMB Financial Services, Inc.
Hancock Investment Services, Inc.
Changes to the Preliminary Prospectus Supplement:

The following revision is made to the Description of the Notes in the Preliminary Prospectus Supplement:

The deletion of “2023 Notes” in Section (a)(3)(A) under “Description of the notes—Certain covenants—Limitation on restricted payments”.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Issuer’s prospectus in that registration statement, the Preliminary Prospectus Supplement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533.